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                     January 25, 2024

       Alex G. Howarth
       Chief Financial Officer
       Madrigal Pharmaceuticals, Inc.
       Four Tower Bridge
       200 Barr Harbor Drive, Suite 200
       West Conshohocken, PA 19428

                                                        Re: Madrigal
Pharmaceuticals, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-33277

       Dear Alex G. Howarth:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences